SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.: 8)*

Name of Issuer:  Rohm & Haas Company

Title of Class of Securities:  Common Stock

CUSIP Number:  775371107

Date of Event Which Requires Filing of this Statement: December 31, 2009

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(X) Rule 13d-1(b)
(  ) Rule 13d-1(c)
(  ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

CUSIP No.: 775371107                                     13G

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Vanguard Fiduciary Trust Company, in its capacity as trustee for certain employee benefit plan(s). I.R.S. Identification Number 23-2186884.

2.  CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

                Not Applicable                  A.                 B.

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                Pennsylvania

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5. SOLE VOTING POWER

                None

6. SHARED VOTING POWER

                0 Shares

7. SOLE DISPOSITIVE POWER

                None

8. SHARED DISPOSITIVE POWER

                0 Shares

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0 Shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                Not applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                0%

12.  TYPE OF REPORTING PERSON

                BK

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

_________________

Item 1 (a) — Name of Issuer

Rohm & Haas Company

Item 1 (b) — Address of Issuer’s Principal Executive Offices:

                100 Independence Mall West

                Philadelphia, PA 19106

Item 2 (a) — Name of Person Filing:

                Vanguard Fiduciary Trust Company, in its capacity as trustee for certain employee benefit plan(s).

Item 2 (b) – Address of Principal Business Office or, if none, residence

                500 Admiral Nelson Blvd.
Malvern, PA 19355

Item 2 (c) — Citizenship

                Vanguard Fiduciary Trust Company is a trust company organized under the laws of the Commonwealth of Pennsylvania

Item 2 (d) — Title of Class of Securities

                Common Stock

Item 2 (e) — CUSIP Number

                 775371107

Item 3 — Type of Filing:

                If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                (b) X Bank as defined in Section 3(a)(6) of the Act.

Item 4 — Ownership:

                (a) Amount Beneficially Owned:

                                0 Shares

                (b) Percent of Class:

                                0%

                (c) Number of shares as to which such person has:

                                (i) sole power to vote or to direct the vote: None

                                (ii) shared power to vote or to direct the vote: 0 Shares*

                                (iii) sole power to dispose or to direct the disposition of: None

                                (iv) shared power to dispose or to direct the disposition of: 0 Shares**

*Vanguard Fiduciary Trust Company is the trustee of certain employee benefit plans, which are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Shares of the issuer's Common Stock are held in trust for the benefit of employees in the plans. As of December 31, 2009, the trustee held 0 shares of the issuer's Common Stock on behalf of the plans, a percentage of which had not been allocated to plan participants. The plan trustee votes shares allocated to participant accounts as directed by participants. Shares of the issuer's Common Stock held by the trustee on behalf of the plans as to which participants have made no timely voting directions, are voted by the plan trustee in the same proportions as shares for which directions are received (subject to the trustee's responsibilities under Section 404 of ERISA). For tender decisions, unallocated shares will be tendered in the same proportions as shares for which directions are received, and for shares allocated to participant accounts, if no instruction is received from a participant, the shares will not be tendered.

**Shares of Common Stock are held in the issuer's employee benefit plans in various accounts and were allocated by the source of contribution (employer, the predecessor to the employer or the employee). Shares of Common Stock held by the trustee on behalf of the plans may be disposed of by the plans or the trustee only in accordance with the terms of the plans. For tender decisions, if no instruction is received from a participant, the shares will not be tendered. For tender decisions, unallocated shares will be tendered in the same proportions as shares for which directions are received, and for shares allocated to participant accounts, if no instruction is received from a participant, the shares will not be tendered.

Item 5. Ownership of Five Percent or Less of a Class.

                Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                 All of the securities are beneficially held by Vanguard Fiduciary Trust Company in its fiduciary capacity, as trustee of certain employee benefit plans. As a result, participants in the plans are entitled to receive dividends or proceeds from the sale of shares reported in this Schedule 13G in accordance with the terms of the plans.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not Applicable

Item 8. Identification and Classification of Members of the Group.

                 Not Applicable

Item 9. Notice of Dissolution of Group.

                Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Vanguard Fiduciary Trust Company disclaims beneficial ownership of all shares held in trust by the trustee that have been allocated to the individual accounts of participants in the plans for which directions have been received, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: February 8, 2010

                                                Vanguard Fiduciary Trust Company, Trustee

                                                By: /s/ Michael Kimmel

                                                Name: Michael Kimmel

                                                Title: Secretary